UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                    FORM N-54A

             NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65
                          OF THE INVESTMENT COMPANY ACT OF 1940
                         FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Names:                                     INTERNATIONAL ASSET GROUP, INC.

Address and Principal Business Office:           101 MARIETTA ST.
                                                 Suite 1070
								 Atlanta, GA 30303

Telephone Number:                                (404) 522-1202

Name & address of agent for service of process:  Thomas Ware, Esq.
                                                 101 Marietta St.
                                                 Suite 1070
                                                 Atlanta, GA 30303

The Company has not filed a registration statement for class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934.

Give the file number of registration statement or, if the file is unknown or has not yet been assigned, give the date on which the registration statement was filed: N/A

The undersigned company certifies that it is a closed-end company organized under the laws of Nevada and which its principal place of business is in Atlanta, GA; that it will be operated for the purpose of making investments in securities described in section 2(48)(a) (1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of securities to the extent required by the Act.

Pursuant to the requirements of the Act, the Undersigned Company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company act of 1940 to be duly signed on its behalf in the city of Atlanta, the state of Georgia on the 23rd day of October 22, 2002.












SIGNATURE



                                    /s/ Elorian Landers
                                    		_________________________________

                                    		By:    Elorian Landers
                                   		Its:   Chief Executive Officer and Director

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ Elorian Landers
-----------------------------------------
Elorian Landers, Chief Executive Officer
and Director (Principal Executive Officer
and Principal Financial Officer and
Principal Accounting Officer)